UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended: ____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

ILEARNINGENGINES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

6701 Democracy Blvd., Suite 300

Address of Principal Executive Office (Street and Number)

Bethesda, Maryland 20817

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iLearningEngines, Inc. (the “Company”) is unable to file its Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q3 Form 10-Q”) within the prescribed time period because it requires additional time to complete the investigation described below. For the same reason, the Company is unable to file its Form 8-K with the Company’s third quarter 2024 earnings press release (the “Q3 Earnings Release 8-K”). The Company is currently unable to predict when it will be able to file the Q3 Form 10-Q or the Q3 Earnings Release 8-K, and does not currently expect to file the Q3 Form 10-Q by the extended filing date pursuant to Rule 12b-25.

On September 5, 2024, the Board of Directors (the “Board”) of the Company formed a special committee of the Board (the “Special Committee”) to oversee, among other matters, an internal investigation (the “Investigation”) conducted by outside counsel with respect to allegations raised in a report issued on August 29, 2024 by Hindenburg Research LLC. No conclusions have been reached at this time in connection with the Investigation, which remains ongoing at this time.

On November 11, 2024, the Audit Committee (the “Audit Committee”) of the Board, based on the recommendation of, and after consultation with, the Special Committee, determined that (i) the audited consolidated financial statements of iLearningEngines Holdings, Inc. (formerly known as iLearningEngines Inc.), a wholly owned subsidiary of the Company (“Holdings”), as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, which were reported in the Current Report on Form 8-K filed by the Company on April 22, 2024 (the “Super 8-K”), (ii) the audited consolidated financial statements of Holdings, as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, which were reported in the registration statement on Form S-4 initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2023 and declared effective on February 2, 2024 (the “S-4”), in connection with the Company’s business combination, (iii) the Company’s unaudited financial statements for the quarter ended June 30, 2024, (iv) Holdings’ unaudited financial statements for the quarter ended March 31, 2024, which were reported in the Super 8-K, and (v) Holdings’ unaudited financial statements for the quarters ended June 30, 2022, September 30, 2022, June 30, 2023 and September 30, 2023, which were reported in the S-4 ((i)-(v) collectively, the “Non-Reliance Period”), as previously filed with the SEC, should no longer be relied upon. At this time, the Company is unable to determine whether it must correct financial statements for the Non-Reliance Period, or if such corrections are necessary, the quantification of such corrections. Additional time is also needed for the Company’s management to complete its assessment of the effectiveness of its internal controls over financial reporting as of September 30, 2024.

On November 15, 2024, acting based on information identified by the Audit Committee during the course of the Special Committee’s investigation, Marcum LLP, the Company’s independent registered public accounting firm, informed the Audit Committee of its conclusion that its reports, dated April 22, 2024 and September 1, 2023, on the Company’s previously issued consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 and as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, respectively, should no longer be relied upon.

The Company cannot predict the duration of the Investigation, eventual scope, its outcome, or its impact on the Company’s financial results. The Company is working diligently towards the goal of being in a position to file the Q3 Form 10-Q and the Q3 Earnings Release 8-K with the SEC as soon as practicable after the conclusion of the Investigation, but at this time cannot predict with certainty when the preparation and filing of those forms will be completed. The Company is committed to completing the Investigation, addressing any issues identified, and re-establishing timely financial reporting as soon as practicable, however, there can be no assurance that the Company will be able to do so.

As a result of the foregoing, the Company needs additional time to finalize its financial statements and related disclosures to be filed as part of the Q3 Form 10-Q.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bonnie-Jeanne Gerety	650	248-9874
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is currently not in a position to provide a reasonable estimate of the anticipated changes in its results of operations for the three and nine months ended September 30, 2024 as compared to the corresponding periods in 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this Form 12b-25, are forward-looking statements. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will, “estimate,” “continue,” “anticipate,” “intend,” expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” the negative forms of these words and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding: the timing of the completion of the Investigation and the outcome of the Investigation, including the extent of any impact on the Company’s reported historical financial statements; the expected timing of determinations relating to the sufficiency of the Company’s financial statements and to the sufficiency of the Company’s internal control over financial reporting and any impact resulting from such determinations; the time and effort required to complete the Company’s financial statements; and expectations with respect to filings with the SEC and the timing and content thereof. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties set forth in the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

ILEARNINGENGINES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 18, 2024	By:	/s/ Bonnie-Jeanne Gerety
			Name:	Bonnie-Jeanne Gerety
			Title:	Interim Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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